UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Second Closing of US$1.5 million of Senior Convertible Promissory Note

On March 25, 2026, Yimutian Inc. (the “Company”) issued and sold to a certain institutional investor (the “Investor”) a Note in the original principal amount of $1,500,000 (the “Second Note”). The Second Note was part of the transactions contemplated under the securities purchase agreement (the “Securities Purchase Agreement”) entered into between the Company and the Investor on December 8, 2025, pursuant to which the Company agreed to issue and sell up to an aggregate principal amount of US$30,000,000 senior convertible promissory note (the “Notes”), which are convertible into American depositary shares of the Company (“ADSs”), each representing 25 Class A ordinary shares of the Company, par value of US$0.00001 per share (the “Ordinary Shares”), as previously reported on the Company’s report of foreign private issuer on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on December 9, 2025. The Company issued and sold a Note in the original principal amount of $3,370,000 (the “Initial Note”) on December 8, 2026.

In connection with the Notes, the Company filed a registration statement on Form F-1 to registered the resale of the ADSs on March 2, 2026, which was declared effective by the SEC on March 5, 2026. Upon satisfaction of certain other conditions, the Securities Purchase Agreement contemplates additional closings of up to $25,130,000 in aggregate principal amount of additional Notes.

Each Note will bear interest at a rate of 10% per annum. Interest is payable in arrears on the first calendar day of each calendar month, beginning January 1, 2026. Unless earlier converted, redeemed or extended, the Notes will mature on the one-year anniversary of their respective issuance dates. The holder of the Second Note may convert all, or any part, of the outstanding principal of the Second Note, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into ADSs at the lower of (i) the conversion price, initially, $0.3299 per ADS (subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event, and we refer to such conversion price as adjusted as the “Conversion Price”) and (ii) the Market Price (as defined in the Second Note) then in effect.

A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the ADSs outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the ADSs outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The Initial Note and Second Note contain, and any other Notes will contain, customary affirmative and negative covenants, including certain limitations on issuance of indebtedness senior to the Notes, restriction on payment of cash dividend, asset transfers and changes in the business and transactions with affiliates. They also require us to maintain a balance of available cash in an aggregate amount no less than $500,000, as of the last calendar day of each successive six month period.

The Initial Note and Second Note contain, and any other Notes will contain, standard and customary events of default including but not limited to: (i) the suspension from trading or the failure to list our ADSs within certain time periods; (ii) failure to make payments when due under the Notes for a period of time; and (iii) bankruptcy or insolvency of the Company. The interest rate of any outstanding Notes will increase to an annual rate of 19% upon the occurrence of an Event of Default (as defined in the Notes).

The offer, issuance and sale of the Notes and the ADSs issuable upon conversion of the Notes was made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D as promulgated by the SEC under the Securities Act.

A copy of the Securities Purchase Agreement, form of Note, and the Registration Rights Agreement are included as Exhibit 10.1 to 10.3 to the report of foreign private issuer on Form 6-K furnished with the SEC on December 9, 2025, and the foregoing description of the Securities Purchase Agreement, Notes and Registration Rights Agreement is qualified in its entirety by reference thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name	Shijie Chen
Title	Director and Chief Financial Officer

Date: March 26, 2026

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